Exhibit No. 10
Form 10-SB
Transform Pack International, Inc.

                     LIST OF FOREIGN PATENTS

1.   Canada Patent No. 2,135,416 issued February 10, 1998,
"Method and Material for Extending the Shelf-Life of Fresh Food."

     A method of extending the shelf-life of fresh foods, such as meat, poultry, seafood, vegetables, and fruit, uses a sheet comprising a film with a layer of adhesive and a curing or marinating agent attached to the film by the adhesive. The food is sealed in the sheet, with the curing or marinating agent in intimate contact with the food, and the package is maintained at a temperature of 0 degrees Celsius until the food is substantially cured or marinated.

2. New Zealand Patent No. 294802 issued April 20, 2000, "Method and Material for Extending the Shelf-Life of Fresh Food."

     Same























                              E-104

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